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                       [Letterhead of BURST! Media, LLC]


                               November 3, 2000

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W., Judiciary Plaza
Washington, D.C. 20549
Attention: H. Christopher Owings, Assistant Director

RE:  BURST! Media, LLC
     REGISTRATION STATEMENT ON FORM S-1
     FILE NO.: 333-33150
     FILED ON:  March 23, 2000

Dear  Mr. Owings:

     The undersigned, as Chief Executive Officer of BURST! Media, LLC (the "Company") hereby informs the Securities and Exchange Commission that the Company has determined that it is no longer in the best interest of the Company and its members to proceed with the offering under the current volatile market conditions.

     Therefore, pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, the Company hereby requests that the above-referenced Registration Statement be withdrawn as soon as practicable. This will confirm on behalf of the Company that in connection with such Registration Statement, the Company has not offered to sell or sold any securities in violation of the registration provisions of the Securities Act of 1933, as amended.

     Thank you for your courtesy and assistance in this matter.

                                        Very truly yours,

                                        /s/  G. Jarvis Coffin III

                                        G. Jarvis Coffin III
                                        Chief Executive Officer


cc:  Marcia Brown, Nasdaq Stock Market, Inc.